UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

JDS Capital Management, Inc.
780 Third Avenue, 45th Floor
New York, New York 10017

2. Issuer Name and Ticker or Trading Symbol

Komag, Incorporated     KOMG (OTCBB)

3. IRS or Social Security Number of Reporting Person (Voluntary)

13-3918633

4. Statement for Month/Day/Year

August / 2002

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
|_| Director |X| 10% Owner |_| Officer (give title below) |_| Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line) |_| Form filed by One Reporting Person |X| Form filed by More than One Reporting Person

           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned



1. Title of     2. Transaction     3. Transaction     4. Securities Acquired     5. Amount of         6. Ownership      7. Nature of
Security        Date               Code               (A) or Disposed of (D)     Securities           Form:             Indirect
(Instr. 3)      (Month/Day/        (Instr. 8)         (Instr. 3, 4 and 5)        Beneficially         Direct (D) or     Beneficial
                Year)              Code V             Amount (A) or Price (D)    Owned at End         Indirect (I)      Ownership
                                                                                 Of Month             (Instr. 4)        (Instr. 4)
                                                                                 (Instr. 3 and 4)

Common Stock                                                                     672,368              I                 (1)

Common Stock    August 5, 2002     J (2)              717,344 (A) (2)            3,474,256            I                 (2)

Common Stock    August 5, 2002     J (2)              717,344 (D) (3)            0                    N/A               N/A

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)




Explanation of Responses:

(1) These securities are being filed as part of a group consisting of JDS Capital Management, Inc., Dimensional Partners, Ltd., Joseph D. Samberg, JDS Capital, L.P. and JDS Capital Management, LLC. These securities are owned directly by Dimensional Partners, Ltd. and indirectly by JDS Capital Management Inc., as its investment manager and sub-advisor and by Joseph D. Samberg, as the President of JDS Capital Management, Inc.

(2) These securities are owned directly by JDS Capital, L.P. and indirectly by JDS Capital Management, LLC, as its general partner, and by Joseph D. Samberg, as Managing Member of JDS Capital Management, LLC. As a result of the merger of Dimensional Partners, L.P. (a party previously identified as a reporting person on Form 4) with and into JDS Capital, L.P. on August 5, 2002: (i) all of the securities previously beneficially owned by Dimensional Partners, L.P. are now beneficially owned by JDS Capital, L.P.; (ii) Dimensional Partners, L.P. ceased to exist as a separate entity and therefore is no longer a reporting person; and
(iii) JDS Asset Management, LLC (the former general partner of Dimensional Partners, L.P. and a party previously identified as a reporting person on Form
4) ceased to beneficially own any securities and is therefore no longer a reporting person.

(3) Indicates disposition by Dimensional Partners, L.P. pursuant to the merger transaction described in Note 2 above.

Signature Of Reporting Person:

JDS Capital Management, Inc.


By: /s/ Joseph D. Samberg                           September 10, 2002
    --------------------------------                -------------------
    Name: Joseph D. Samberg                         Date
    Title: Managing Member